INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

PRESS RELEASE	February 8, 2017

Invictus MD Strategies Corp. and Reliq Health Technologies Sign MOU to Collaborate on App for Cannabis Prescribers, Patients and Consumers

VANCOUVER, BC, February 8, 2017 – Invictus MD Strategies Corp. (CSE: IMH; OTC: IVITF; FRA: 8IS) (“Invictus MD”) is pleased to announce that it has entered into a Memorandum of Understanding (MOU) with Reliq Health Technologies. (“Reliq”) (TSXV: RHT; OTC: RQHTF) to develop a mobile application for cannabis patients and consumers and their clinical care teams.

Reliq Health, a healthcare technology company focused on developing innovative mobile health and telemedicine solutions, has developed a novel SaaS (software as a service) solution for the community health care market. The solution provides automated remote patient monitoring in the home and secure cloud-based communication, care planning and collaboration for all members of the patient’s circle of care. Reliq’s secure platform allows clinicians to collect comprehensive data on patients’ clinical conditions, medication usage, symptoms, side effects and behaviours – creating a wealth of population health data.

“Studies consistently show that providing patients with the tools they need for self-management of their health conditions produces better health outcomes and reduces healthcare costs. Cannabis is prescribed to treat a wide range of conditions including arthritis, glaucoma, side effects from chemotherapy, chronic pain, multiple sclerosis and post-traumatic stress disorder. Our cannabis app allows patients to track usage and record symptoms specific to their clinical condition, allowing patients and their care providers to determine optimum strain, dosing and mode of administration. Our platform will improve access to care by connecting patients with physicians in their community who have experience with medical marijuana, and supports physician-approved automated prescription refills through participating producers,” said Dr.Lisa Crossley, CEO of Reliq.

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INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

Invictus MDs’ Chairman and CEO Dan Kriznic said, “Our wholly owned subsidiary: Poda Technologies Ltd. (“Poda”) is set for a launch in Q2 2017 of its Poda Pod vaporizer product which will provide an effective, reliable and convenient way to vaporize cannabis that is designed to appeal to modern retail and medical consumers.” The Poda Pod vaporizer product, made with medical-grade components, has been designed to connect to users’ smartphones via Bluetooth to provide real time information about dosage, product characteristics, track remaining contents, find vendors nearby, and customize their experience. Agreements are being negotiated to license the PODA products to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and licensed Producers in Canada, helping those producers better reach and serve consumers with convenient, refillable devices.

Mr. Kriznic added, “Invictus MD is excited and committed to working collaboratively with Reliq on this innovative mobile application to explore how Reliq’s solution can support Invictus’ commitment to its patients and consumers of cannabis products. Reliq’s technology platform will give Invictus the ability to collect relevant anonymized consumer data such as usage trends, frequency of usage and other relevant insights to improve the overall experience for medical marijuana patients.”

Invictus MD is also pleased to announce that effective February 7, 2017, it has granted a total of 1.2 million options to directors, officers, and consultants of the company at an exercise price of $1.69 per share and an expiry date of February 7, 2022.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) including an investment in a fully licensed facility, AB Laboratories Inc.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

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INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Statements Regarding Forward Looking Information

Certain statements in this press release constitute forward-looking statements, within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, are "forward-looking statements".

We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties that could cause actual and future events to differ materially from those anticipated in such statements.

Forward-looking statements include, but are not limited to, statements with respect to commercial operations, including technology development, anticipated revenues, projected size of market, and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Reliq Health Technologies Inc. or Invictus MD Strategies Corp. do not intend, and does not assume any obligation to update these forward-looking statements except as required by law. These forward-looking statements involve risks and uncertainties relating to, among other things, technology development and marketing activities, either Reliq Health Technologies Inc. or Invictus MD Strategies Corp. historical experience with technology development, uninsured risks. Actual results may differ materially from those expressed or implied by such forward-looking statements.

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